
OMB APPROVAL
02003766

cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39048


RECEIVED
MAR 01 2002
140

3-5-02F

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prager, McCarthy & Sealy, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1000
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Porter (415) 403-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	California	94105
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/02
SS

PRAGER, MCCARTHY & SEALY, LLC

Table of Contents

This report contains (check all applicable boxes): Page

OATH OR AFFIRMATION

We, Fredric J. Prager and David R. Porter, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Prager, McCarthy & Sealy, LLC, as of and for the year ended December 31, 2001, are true and correct. We further affirm that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Director Member

Title



Signature

Director Member/
Financial Operations Principal

Title


ANNA MARIA BJORKQUIST
Commission # 1267190
Notary Public - California
San Francisco County
My Comm. Expires Jul 9, 2004



Notary Public

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Prager, McCarthy & Sealy, LLC:

We have audited the accompanying statement of financial condition of Prager, McCarthy & Sealy, LLC (the "Firm") as of December 31, 2001. This statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Prager, McCarthy & Sealy, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2002

PRAGER, MCCARTHY & SEALY, LLC

Statement of Financial Condition, December 31, 2001

	NOTES	
ASSETS		
Cash and equivalents:		
Cash	1	$ 1,131,794
Funds on deposit with clearing broker-dealer	1	7,111,695
Total cash and equivalents		8,243,489
Securities owned	1,2	31,389,413
Receivable from brokers and dealers		827,167
Other receivables and deposits	5	2,882,118
Office facilities and equipment (net of accumulated depreciation of $1,904,950)	1,3	305,124
TOTAL		$ 43,647,311
LIABILITIES AND MEMBERS' CAPITAL		
Payable to clearing firm and other broker-dealers		$ 27,588,189
Accounts payable and accrued expenses	5	9,137,854
Total liabilities		36,726,043
Members' capital:	4,6	
Managing member		198,025
Limited members		6,723,243
Total members' capital		6,921,268
TOTAL		$ 43,647,311

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - PRAGER, MCCARTHY & SEALY, LLC, a California Limited Liability Company (the "Firm"), was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Firm is an investment banking and general securities broker-dealer, specializing in fixed income securities, with offices in San Francisco, New York, Orlando, and Great Falls Virginia. Effective February 1, 1994, the general partners of the Firm converted their interest as general partner to limited partnership interests in the Firm. On January 1, 1999 the partners of the Firm converted their interest into a Limited Liability Company. The sole managing member of the Firm is Prager, McCarthy & Sealy, Inc., a Delaware Corporation.

Security transactions are executed and carried by an independent broker-dealer on an omnibus basis. Transactions are recorded on a trade date basis.

Cash and equivalents -The Firm considers all highly liquid investments with a maturity of three months or less at the date of purchase and funds on deposit with the Firm's clearing broker-dealer to be cash equivalents. Funds on deposit includes amounts receivable and payable for securities transactions that have not reached their contractual settlement date and are recorded net on the statement of financial condition.

Securities owned are stated at market value.

Office facilities and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful life, generally three to five years.

Income taxes - The income of the Firm is reportable by the individual members on their respective income tax returns.

Estimated fair value of financial instruments - The Firm considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value.

Use of estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial

condition. Estimates include amounts recorded for financial instruments, other receivables, accrued expenses, contingent liabilities and depreciation. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements – In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, which replaces SFAS No. 125. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Firm adopted the provisions of SFAS No. 140 related to recognition and reclassification of collateral and the disclosure requirements relating to securitized transactions and collateral during 2000. The Firm adopted the provisions of SFAS No. 140 related to the transfer and servicing of financial assets and extinguishments of liabilities during 2001. The adoption of SFAS No. 140 did not have a material impact on the Firm's financial condition.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with infinite useful lives will not be amortized, but will rather be tested at least annually for impairment. SFAS No. 142 is effective for the Firm beginning January 1, 2002. Management does not believe that adoption of SFAS No. 142 will have a material impact on the Firm's financial condition.

In July 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which requires that one accounting model be used for long-lived assets to be disposed of by sales, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. In addition this statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* This Statement is effective for financial statements issued for financial years beginning after December 15, 2001, and interim periods within those fiscal years. Management does not believe that adoption of SFAS No. 144 will have a material impact on the Firm's financial condition.

2. SECURITIES OWNED

Securities owned consist of the following at December 31, 2001:

US Government securities	$ 496,503
Municipal securities	30,892,910
	$31,389,413

3. OFFICE FACILITIES AND EQUIPMENT

Office facilities and equipment consist of the following at December 31, 2001:

Computerized office equipment	$ 812,990
Computer software	408,723
Furniture, fixtures and equipment	600,798
Leasehold improvements	387,563
	2,210,074
Less accumulated depreciation	1,904,950
Office facilities and equipment, net	$ 305,124

4. MEMBERS' CAPITAL

Under the limited liability company agreement, contributions of government securities from certain limited members (approximately $500,000 of face value) are reserved to maintain sufficient regulatory net capital for the Firm's underwriting business. These contributions may be withdrawn from the Firm upon six months prior written notice. Income received from the securities is to be paid to such limited members. Also, substantially all limited members receive annual payments equal to a percentage of their average capital balance, as defined.

5. RELATED PARTY TRANSACTIONS

The Firm has an agreement with the managing member under which the managing member performs functions relating to the management of the Firm.

The firm leases certain office space from the managing member under a ten year lease agreement which expires on June 30, 2004

Included in accounts payable and accrued expenses at December 31, 2001 is $1,535,869 due to the managing member, representing a management fee.

Included in other receivables and deposits at December 31, 2001 is $1,194,420 due from the managing member, representing advances made by the Firm to the managing member.

6. NET CAPITAL REQUIREMENTS

The Firm is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2001, the Firm's regulatory net capital was $1,144,104, which was $894,104 in excess of the required net capital.

7. LEASE ARRANGEMENTS

The Firm has various lease arrangements for office space under non-cancelable operating lease agreements through June 2004. Future annual payments under these arrangements, including the lease agreement with the managing member discussed in Note 5, are as follows:

2002	$ 562,600
2003	425,300
2004	233,300
Total	$1,221,200

8. EMPLOYEE BENEFIT PLAN

The Firm maintains a qualified employee 401(k) salary reduction plan, which became effective February 1, 1990. The plan is self-administered and may be altered or terminated at any time by the Firm. The Firm matches certain employee contributions. Contributions by the Firm to the plan are determined by management within Federal tax limits. The Firm contributed $103,657 to the plan during 2001.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Firms' business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2001, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised us are probable of

assertion and which must be disclosed in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies.*

The Firm is involved in an administrative proceeding relating to recent regulatory examinations by its designated self-regulatory organization. The ultimate outcome of this proceeding cannot be determined at this time. However, it is the opinion of management after consultation with outside legal counsel, that the ultimate outcome of the proceeding will not have a material adverse impact on the financial condition of the Firm.

10. LINE OF CREDIT

The Firm has lines of credit of $500,000 under which it may borrow from time to time at the prime rate plus 1-1/4%. The Firm had an average balance of $76,027 on this line of credit during the year ended December 31, 2001. There were no borrowings outstanding as of December 31, 2001 under these facilities.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a general securities broker-dealer, the Firm is engaged primarily in buying and selling municipal securities predominately with domestic institutional investors. The Firm's transactions are executed with and on behalf of institutional investors including other brokers and dealers, commercial banks, insurance companies, pension plans, monetary funds and other financial institutions. The Firm introduces these transactions for clearance on an omnibus basis.

The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to non-performance by its customers. The Firm seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

During the normal course of business the Firm may sell securities which it has not yet purchased, which represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Firm seeks to control such market risk through the use of internal monitoring guidelines.

In the normal course of business, the Firm enters into underwriting commitments. As of December 31, 2001 there were no transactions relating to such underwriting transactions.

From time to time, the Firm may enter into financial futures contracts intended to hedge proprietary securities positions. As of December 31, 2001 there were no transactions relating to such financial futures contracts.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com



February 26, 2002

Prager, McCarthy & Sealy, LLC
One Maritime Plaza, 10th Floor
San Francisco, California 94111

Dear Sirs:

In planning and performing our audit of the financial statements of Prager, McCarthy & Sealy, LLC (the "Firm") for the year ended December 31, 2001 (on which we issued our report dated February 26, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm, that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any

evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

PRAGER, MCCARTHY & SEALY, LLC

(SEC I.D. NO. 8-39048)

Statement of Financial Condition
as of December 31, 2001,
Independent Auditors' Report and
Supplemental Report on Internal
Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).